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                                                                   EXHIBIT 99.01

MONDAY JULY 20, 12:21 PM EASTERN TIME

WEST TELESERVICES COMMITTEE TO STUDY ACQUISITION PROPOSAL
WEST TELESERVICES CORP. INDEPENDENT COMMITTEE TO CONSIDER ACQUISITION PROPOSAL

July 17, 1998, West TeleServices Corp. said a special committee of independent directors has retained independent financial and legal advisors to assist the committee in its consideration of a proposal the committee had received on July 16 from WTSC's founders, to acquire the approximately 15% equity interest in the company they did not already own.

WTSC said the committee, which consists of the two directors who are not the founders or officers of the company, has retained BT Wolfensohn as its financial advisers and Debevoise & Plimpton as its counsel. BT Wolfensohn is a division of BT Alex Brown Inc.

As reported, Gary L. West, Mary E. West, and Troy L. Eaden have proposed acquiring all WTSC's common shares they do not already own at $13.50 per share.